Exhibit 4.4

Dated 1 July 2010

DIAGEO PLC	(1)

Deirdre Mahlan	(2)

SERVICE AGREEMENT

Contents

Clause		Page

1	Definitions and interpretation	3
2	Appointment	4
3	Duration of the Employment	4
4	Scope of the Employment	6
5	Hours of work	8
6	Place of work	8
7	Remuneration	8
8	Car	9
9	Expenses	9
10	Holidays	10
11	Sickness benefits	10
12	Pension	11
13	Other Benefits	11
14	Restrictions during the Employment	12
15	Confidential information and company documents	12
16	Inventions and other intellectual property	13
17	Termination	14
18	Restrictive covenants	15
19	Disciplinary and grievance procedures	17
20	Notices	17
21	Former contracts of employment	17
22	Choice of law and submission to jurisdiction	18
23	General	18

This Agreement is made on 1 July 2010

Between

(1)                                  Diageo Plc (registered in England and Wales under number 23307) whose registered office is at Lakeside Drive, London, NW10 7HQ (Company); and

(2)                                  Deirdre Mahlan of 19 Hunting Close, Winchester House, Esher, Surrey, KT10 8PB (Executive).

It is agreed

1                                         Definitions and interpretation

1.1                                 In this Agreement unless the context otherwise requires the following expressions have the following meanings:

AGM means annual general meeting of the Company

Board means the board of directors for the time being of the Company, any authorised director or any committee of directors for the time being

Chairman means the Chairman of the Board

Commencement Date means 1 July 2010

Confidential Information means details of suppliers and their terms of business, details of customers and their requirements, the prices charged to and terms of business with customers, marketing plans and sales forecasts, financial information, results and forecasts (save to the extent that these are included in published audited accounts), any proposals relating to the acquisition or disposal of a company or business or any part thereof or to any proposed expansion or contraction of activities, details of employees and officers and of the remuneration and other benefits paid to them, trade secrets, information relating to research activities, inventions, secret processes, designs, formulae and product lines, any information which is treated as confidential or which the Executive is told or ought reasonably to know is confidential and any information which has been given to the Company or any Group Company in confidence by customers, suppliers or other persons

Employment means the Executive’s employment under this Agreement

ERA means the Employment Rights Act 1996 as amended

Group means the Company and the Group Companies

Group Company means any company which is for the time being a subsidiary or holding company of the Company and any subsidiary of any such holding company and for the purposes of this Agreement the terms subsidiary and holding company shall have the meanings ascribed to them by section 1159 Companies Act 2006 or in any subordinate legislation made under the Companies Act 2006 (and Group Companies shall be interpreted accordingly)

Intellectual Property means all patents, registered designs, trade marks and service marks (whether registered or not and including any applications for the foregoing), copyrights, design rights, semiconductor topography rights, database rights and all other intellectual property and similar proprietary rights subsisting in any part of the world (whether or not capable of registration) and including (without limitation) all such rights in materials, works, prototypes, inventions, discoveries, techniques, computer programs, source codes, data, technical, commercial or confidential information, trading, business or brand names, goodwill or the style of presentation of the goods or services or any improvement of any of the foregoing and the right to apply for registration or protection of any of them and in existing applications for the protection of any of the above

Normal Retirement Date means the Executive’s 65th birthday

Remuneration Committee means the Remuneration Committee of the Company from time to time

Salary means the salary referred to in clause 7.1

Sensitive Data means personal data consisting of information as to racial or ethnic origin; political opinions; religious beliefs or other beliefs of a similar nature; membership of a trade union (within the meaning of the Trade Union and Labour Relations (Consolidation) Act 1992); physical or mental health or condition; sexual life; the commission or alleged commission of any offence or any proceedings for any offence committed or alleged to have been committed, including the disposal of such proceedings or the sentence of any court in such proceedings

Termination Date means the date of the termination of the Employment or, where the Company exercises its rights under clause 3.7 to require the Executive to remain at home, the last day on which the Executive was required to work

1.2                                 References to clauses and schedules are unless otherwise stated to clauses of and schedules to this Agreement.

1.3                                 The headings to the clauses are for convenience only and shall not affect the construction or interpretation of this Agreement.

2                                         Appointment

2.1                                 The Executive is currently appointed as Deputy Chief Financial Officer of the Company.  The Company shall appoint the Executive and the Executive agrees to act as Chief Financial Officer of the Company with effect from and subject to approval at the AGM in October 2010 or in such other capacity (appropriate to the Executive’s skills, experience and qualifications) of an equivalent status as the Company from time to time reasonably directs on the terms of this Agreement.

2.2                                 In the event that the Executive’s appointment as Chief Financial Officer is not approved at the AGM in October 2010, she shall remain Deputy Chief Financial Officer and her salary and pension and the parameters relating to the incentive schemes under clause 7.2 shall revert to the levels applicable prior to the Commencement Date.

3                                         Duration of the Employment

3.1                                 The Employment under this Agreement shall commence on the Commencement Date and, subject to the provisions of this Agreement, shall continue unless and until terminated by the Company giving to the Executive not less than 12 months’ notice in writing or by the Executive giving to the Company not less than 6 months’ notice in writing at any time.  In circumstances in which the Company has served notice, it shall not require the Executive to work for more than six months during the notice period and in respect of any such period worked, the Executive will continue to receive full remuneration and benefits (including bonus entitlement).

3.2                                 Notwithstanding clause 3.1, the Employment shall automatically terminate when the Executive reaches the Normal Retirement Date.

3.3                                   (a)                                    The Company shall have the discretion to terminate the Employment lawfully without any notice or on notice less than that required by clause 3.1, by paying to the Executive a sum equal to Salary and the cost to the Company of providing contractual benefits (excluding any benefits under clause 7.2) in respect of that part of the period of notice in clause 3.1 which the Company has not given to the Executive (less any appropriate tax and other statutory deductions).  Any such payment in lieu of notice shall be in full and final settlement of all and any claims which the Executive has or may have arising from or in connection with the termination of the Employment or her directorships and shall be conditional upon the Executive executing a Compromise Agreement (in a form acceptable to the Company) to this effect.

(b)                                 For the avoidance of doubt, the Company’s right to pay in lieu of notice under this clause 3.3 applies to any notice of termination, including circumstances in which the Company elects to pay in lieu of notice (or part of the notice) served by the Executive to terminate the Employment.

(c)                                  In the event that the Company terminates the Employment other than in accordance with clause 3.1, clause 3.3(a), clause 3.6 or clause 17 (including, for the avoidance of doubt, circumstances where the Company gives notice to terminate the Employment under clause 3.1, has required the Executive to work for up to six months during the notice period and has not elected to pay in lieu of the balance of the notice period under clause 3.3(a)), the Company shall pay to the Executive the amount to which she would have been entitled under clause 3.3(a) above had the Company exercised its discretion to terminate the Employment under that clause.  It is recognised that the provisions set out in this clause 3.3(d) represent pre-agreed liquidated damages and reflect a genuine pre-estimate of the loss that would otherwise be suffered by the Executive and that the Executive is not required to mitigate her loss in relation to these pre-agreed liquidated damages.    Any amount payable under this clause 3.3(d) shall be made in the same manner as the relevant payment under clause 3.3(a) (including, for the avoidance of doubt, the provisions of clause 3.4).

(d)                                 This clause 3.3 is without prejudice to the Company’s rights under clause 17.1.

3.4                                 The Company may at its absolute discretion lawfully make the payment under clause 3.3(a) by way of:

(a)                                  half the payment being paid within 28 days of the termination of the Employment; and

(b)                                 the remaining half of the payment being made in equal monthly instalments over the second half of the notice period in respect of which the Company is paying in lieu, provided that (at the absolute discretion of the Company) such monthly instalments shall:

(i)                                       cease to be payable upon the Executive commencing new full-time employment for which her remuneration will, in the reasonable opinion of the Company, be greater than or broadly comparable with her remuneration under this Agreement;

(ii)                                    cease to be payable in full but continue to be payable in part upon the Executive commencing new employment or engagement for which her remuneration will, in the reasonable opinion of the Company, be significantly lower than her remuneration under this Agreement in which circumstances the instalments shall be reduced by any earnings (to the extent that such earnings exceed the Threshold) payable to the Executive as a result of such new employment or engagement during the period in respect of which she is being paid in lieu.  For the purposes of this sub-clause, Threshold shall mean an annualised sum of £150,000 (such sum to be increased by the same percentage increase to the Salary as takes place between the date of this Agreement and the Termination Date), such annualised amount to be pro rated to reflect the duration of the part of the period of notice in clause 3.1 in respect of which the Company is paying in lieu.

3.5                                 Should the Company exercise its discretion to terminate the Employment pursuant to clause 3.3, all the Executive’s post termination obligations contained in this Agreement, including in particular the restrictive covenants in clause 18, shall remain in full force and effect.

3.6                                  (a)                                If at any time within 12 months of a Corporate Change either the Company terminates the
Employment other than pursuant to clause 17.1 and without any notice or on notice less than that required by clause 3.1 or the Executive resigns for Good Reason (in either event as a consequence of the Corporate Change), the Company shall make a payment in lieu of notice in accordance with clause 3.3(a) save that it is agreed that it shall be paid as a single lump sum payment within 28 days of the termination of the Employment.  For the avoidance of doubt, in the event that the Executive resigns for Good Reason in accordance with this clause 3.6(a), this shall be treated as a termination of the Employment by the Company for the purposes of calculating the notice period and the relevant payment in lieu of notice under this clause 3.6(a).  This clause 3.6(a) shall not apply in the event that the Executive gives notice to terminate the Employment other than for Good Reason.

(b)                                For the purposes of clause 3.6(a) above Corporate Change means:

(i)                                     the acquisition by the Company or any Group Company of shares in any other company or any other assets or business which, in the opinion of the Remuneration Committee (whose determination in respect of such matters shall be final and binding), constitutes a major acquisition or merger; or

(ii)                                  the Company coming under the control of any person or persons acting in concert (as those terms are defined for the time being in the City Code on Takeovers and Mergers) not having control of the Company at the date of this Agreement.

(c)                                For the purposes of clause 3.6(a), a Good Reason shall mean circumstances in which the Executive resigns due to (a) a material diminution in her status and/or responsibilities and/or (b) a requirement for the Executive to be located permanently outside the United Kingdom and Eire (which shall include a requirement for long term extensive commuting to such a location other than during the six months immediately following the Corporate Change).

3.7                                 At any time during any period of notice of termination served in accordance hereunder by the Company or the Executive (other than in circumstances in which the Executive resigns for Good Reason under clause 3.6(a)), the Company shall have the right at its absolute discretion (for a period or periods in aggregate not exceeding six months) to assign no, reduced or alternative duties to the Executive (provided that any such duties shall be consistent with the Executive’s status) and shall be entitled to require the Executive to act at the direction of the Company including the right to exclude her from its premises, and/or remove her from office as a director of the Company and from any or all offices held by her in the Company or in any other Group Company (including if appropriate the office of trustee of any of the pension schemes of the Group) and/or prevent the Executive from discussing its affairs with the Company’s or any other Group Company’s employees, agents, clients or customers.  The Executive agrees that during any period of notice given by either party, she will give the Company or such person nominated by it all assistance and co-operation in effecting a smooth and orderly handover of her duties as the Company may require.   If the Company shall exercise its right under this clause, the Executive’s entitlement to Salary and other contractual benefits shall continue, subject always to the rules of any relevant scheme or policy relating to such benefits.  For the avoidance of doubt, at all times during any period of notice of termination served in accordance hereunder, the Executive shall continue to be bound by the same obligations as were owed to the Company prior to the commencement of the notice period.

3.8                                 For the purposes of the ERA the Executive’s period of continuous employment began on 3 August 1992.

3.9                                 The Executive represents and warrants that she is not bound by or subject to any court order, agreement, arrangement or undertaking which in any way restricts or prohibits her from entering into this Agreement or from performing her duties under it.

4                                         Scope of the Employment

4.1                                 During the Employment the Executive shall:

(a)                                  devote the whole of her time, attention and skill to the business and affairs of the Company during the hours of work described in clause 5 except during holidays and periods of absence due to ill health;

(b)                                 faithfully, competently and diligently perform such duties and exercise such powers consistent with her position as may from time to time be assigned to or vested in her by the Board.

Such powers and duties may exceptionally fall outside the normal ambit of the Executive’s position but will not be duties inappropriate to the Executive’s status;

(c)                                  use her best endeavours to promote and maintain the interests and reputation of the Group;

(d)                                 report to the Chief Executive for the time being of the Board (or such other person being a member of the Board as the Board may from time to time nominate and notify the Executive);

(e)                                  obey the reasonable and lawful directions of the Board;

(f)                                    comply with all the Company’s rules, regulations, policies and procedures from time to time in force;

(g)                                 travel to such places (within or outside the United Kingdom) in such manner and on such occasions as the Company may from time to time reasonably determine;

(h)                                 refrain from doing or permitting any matter which causes any regulatory authority in the United Kingdom or elsewhere to withdraw permission or in any way prevent the Company from employing or otherwise using the services of the Executive;

(i)                                     not at any time without the prior consent of the Board incur on behalf of the Company or any Group Company any capital expenditure in excess of such sum as may be authorised from time to time by the Board or enter into on behalf of the Company or any Group Company any commitment, contract or arrangement which is otherwise than in the normal course of business or is outside the scope of her normal duties or is of an unusual or onerous or long term nature;

(j)                                     not without the prior consent of the Board seek or accept from any actual or prospective customer, controller or supplier of the Group any gift, gratuity or benefit which breaches the Company’s Code of Conduct and, in particular, the provisions of that Code relating to Acceptance of Entertainment and Gifts.  In case of doubt, the Executive shall consult the Board in relation to these matters; and

(k)                                  keep the Board at all times promptly and fully informed (in writing if so requested) of her conduct of the business of the Company and any Group Company and provide such explanations in connection with it as the Board may require.

4.2                                 The Company shall be entitled at any time to require the Executive to perform duties consistent with her role and status not only for the Company but also for any Group Company including, if so required, acting as a director of any Group Company.  The Company may at its sole discretion transfer this Agreement to any Group Company at any time.

4.3                                 Notwithstanding clause 4.1, the Executive shall be entitled to take up such non-executive appointments as are approved by the Board from time to time (such approval not to be unreasonably withheld) but only to the extent that the discharge of her duties under this Agreement is not impaired as a result.

4.4                                 For the purposes of the Data Protection Act 1998, the Executive consents to the Company’s processing of personal data, including Sensitive Data, of which the Executive is the subject details of which are specified in the Company’s Data Privacy Policy.  In particular:

(a)                                  The Executive agrees that personal data relating to the Executive which has been or is in the future obtained by the Group may be held and processed by the Group either by computer or manually for any purpose relating to the administration, management and operation of the Executive’s employment, or in relation to the Group’s legal obligations or business needs.

(b)                                 The Executive hereby agrees that Sensitive Data concerning the Executive which have been or is in the future obtained by the Group may also be held and processed as above for the purposes of keeping under review equality of opportunity and for ensuring the Company’s compliance with any legal obligations.

(c)                                  Due to the multinational nature of the Group’s business, it may be necessary for the Group’s overseas offices to have access to information held about the Executive in the UK by the Group.  However, it is only intended that information about the Executive will be used by the Group’s overseas offices for the purposes of enabling the Group to deal with personnel issues connected with the Executive’s employment, including advising relevant statutory authorities in order to obtain a work permit or visa or assisting in the Executive’s secondment to an overseas office for payroll purposes.  The Executive agrees that the Company may, where appropriate, transfer personal information about the Executive to the Group’s overseas offices.

4.5                                 The Company has implemented a Global Computer Usage, Email and Internet Policy, Alcohol Policy, Drugs/Solvent Abuse and Dependency Policy, Expenses Policy and Mobile Phones Policy which the Executive is obliged to comply with at all times during the Executive’s employment.  In particular, the Executive’s attention is drawn to the sections of the Global Computer Usage, Email and Internet Policy which indicate that the Company may from time to time monitor the Executive’s use of its communication systems, namely its computer systems and telephones.  The Executive acknowledges that the Company has a legitimate interest in carrying out this monitoring and that, by signing this Agreement, the Executive consents to it.

5                                         Hours of work

5.1                                 The normal business hours of the Company are 9.00am to 5.00pm, Monday to Friday.  However, the Executive shall be required to work such hours as are necessary to fulfil her duties under this Agreement.  No payment will be made for any additional hours worked by the Executive.

5.2                                 The Executive recognises that on account of her autonomous decision taking powers, the duration of her working time is not measured or predetermined and therefore she falls within the exemption set out in Regulation 20 of the Working Time Regulations 1998 (“the Regulations”) and is thereby excluded from such Regulations as are referred to in Regulation 20.  Notwithstanding the understanding of the parties that the Executive is an employee in respect of whom Regulation 20 applies, the Executive agrees that, if the understanding of the parties is incorrect, she hereby opts out of the 48 hour week limit in Regulation 4, and that if she wishes to withdraw that opt-out, she will give 3 months’ notice in writing to that effect.

6                                         Place of work

The Executive’s place of work will initially be the Company’s offices at Lakeside Drive, London, NW10 7HQ but the Company may require the Executive to work at any other location for such periods as the Company may from time to time require.

7                                         Remuneration

7.1                                 The Company shall pay to the Executive the Salary at the rate of £575,000 per annum, on or about the 27th day of each calendar month by credit transfer to her bank account payable by equal monthly instalments in arrears (or such other sum as may from time to time be agreed).  The rate of Salary will normally be reviewed annually on 1st October with the first such review expected to be in October 2011.

7.2                                 In addition to her Salary, the Executive will be eligible to participate in such of the following incentive schemes as exist from time to time for senior executives of the Company, subject always to their respective rules:

(a)                                  Diageo Annual Incentive Plan;

(b)                                 Diageo Senior Executive Share Option Plan;

(c)                                  Diageo Performance Share Plan (The PSP Plan); and/or

(d)                                 Diageo 2001 Share Incentive Plan and Diageo UK Sharesave Scheme 2000.

The Executive’s participation in such plans and schemes is at the discretion of the Company.   If the Company shall make a payment or grant an award under such plans and/or schemes in any one year, this shall not give rise to a contractual entitlement to a payment or award in future years.  Further, the Company may at its discretion reduce the Executive’s participation in the incentive schemes at (b) and (c) above in the event that she fails to satisfy the minimum shareholding requirement (based on her salary and length of service) applicable to her which will be notified to her from time to time.

Without prejudice to the foregoing, the Executive will be considered (at the sole discretion of the Company) for a bonus in respect of the then current bonus year in the event that the Employment is terminated by the Company pursuant to clause 3.1, clause 3.3 and/or clause 3.6.

7.3                                 The Salary shall be inclusive of any fees to which the Executive may be entitled as a director of the Company or any Group Company.  The Executive agrees to forthwith pay to the Company or procure that the Company is paid all such fees received by her.

7.4                                 Payment of the Salary to the Executive shall be made either by the Company or by a Group Company and, if by more than one company, in such proportions as the Board may from time to time think fit.

7.5                                 The Company shall be entitled to deduct from any sum due to the Executive under the terms of this Agreement any monies which are owed by the Executive to the Company.

8                                         Car

8.1                                 (a)                                     Subject to her remaining legally qualified and fit to drive, the Company shall provide the Executive with a car or cars of a size and type in accordance with the Company’s car policy as published and amended from time to time.

(b)                                      The Company shall tax and comprehensively insure the car or cars and pay or reimburse, as appropriate, against receipts or other appropriate evidence as the Company may require the costs of running, servicing and repairing the car or cars including all petrol purchased for the main car (but not the second car) in the United Kingdom.  Any other running expenses relating to private use of the car or cars shall be the Executive’s responsibility.  This would include, for example and not exclusively, parking fines, tolls and car wash charges.

8.2                                 As an alternative to clause 8.1, the Executive may receive a car allowance of £16,150 per annum subject to statutory deductions, payable in equal monthly instalments in arrears.  This allowance will not increase the Executive’s salary for the purposes of the pension scheme or otherwise.

8.3                                 If the Executive shall be convicted of any offence under the Road Traffic Acts or become involved in any accident involving the car, she shall immediately notify the Chief Executive and supply such information in connection with such conviction or accident as the Chief Executive may request.

8.4                                 The Executive shall use the car or cars only in accordance with the Company rules from time to time relating to such use and shall not do anything which would or might void or prejudice any policy of insurance taken out by the Company in respect of the car or cars.

8.5                                 The Executive shall ensure that at all times when the car or cars are driven on the road it or they are in the state and condition required by law and that if so required a current test certificate is in force relating to it.

8.6                                 In order to assist her in the performance of her duties, the Company shall provide the Executive with the use of a chauffeur and a car as allocated from time to time from the Company’s car pool.

9                                         Expenses

9.1                                 The Company shall reimburse the Executive in respect of all reasonable expenses wholly, exclusively and necessarily incurred by her in the proper performance of her duties, subject to her providing such receipts or other appropriate evidence as the Company may require.

9.2                                 The Executive will be issued with a company credit card on condition that she:

(a)                                  takes good care of such card and immediately reports any loss of it to the Company;

(b)                                 uses the card only for the purposes of the Company’s business or the business of the Group in accordance with any applicable Company policy; and

(c)                                  returns the card immediately to the Company on request.

10                                  Holidays

10.1                           The Executive shall be entitled, in addition to all Bank and Public holidays normally observed in England, to 30 working days’ paid holiday in each holiday year (being the period from 1 January to 31 December).

10.2                           In the respective holiday years in which the Employment commences or terminates, the Executive’s entitlement to holiday shall accrue on a pro rata basis for each completed calendar month of service during the relevant year.

10.3                           If, on the termination of the Employment, the Executive has exceeded her accrued holiday entitlement, the value of such excess, calculated by reference to clause 10.2 and the Salary, may be deducted by the Company from any sums due to her.  If the Executive has any unused holiday entitlement, the Company shall at its discretion either require the Executive to take such unused holiday during any notice period or make a payment to her in lieu of it (calculated in accordance with this clause 10.3), provided always that if the Employment is terminated pursuant to clause 17.1 then, subject to the Regulations, the Executive shall not be entitled to any such payment.  For these purposes, salary in respect of one day’s holiday entitlement shall be calculated as 1/261 of Salary.

10.4                           Holiday entitlement for one holiday year cannot be carried forward from one year to the next and failure to take holiday entitlement in the appropriate holiday year will lead to forfeiture of any accrued holiday not taken without any right to payment in lieu of it provided always that any days of holiday not taken at the Company’s written request in one year may be carried forward to the next year.

11                                  Sickness benefits

11.1                           If the Executive is absent from her duties as a result of sickness or injury:-

(a)                                  for a period of 6 days or less, she will on her return to work on request, complete and produce a self-certificate;

(b)                                 for a period of 7 days or more she will, on request, produce medical certificates;

to the Company in respect of such absence.

11.2                           Subject to clauses 3 and 17, the Company shall continue to pay the Salary for the first 12 months’ absence on medical grounds in any one continuous period of absence (or two or more linked periods as determined by the Social Security Contributions and Benefits Act 1992, as amended from time to time), provided that the Executive shall from time to time if required:

(a)                                  supply the Company with medical certificates covering any period of sickness or incapacity exceeding 6 days (including weekends); and

(b)                               undergo at the Company’s expense, by a doctor appointed by the Company, any medical examination and the Executive hereby authorises such doctor to disclose to, and discuss with the Company and its medical advisers, the results of such examinations.

11.3                           Payment in respect of any other or further period of absence shall be at the Company’s discretion.

11.4                           Any payment to the Executive pursuant to clause 11.2 shall be subject to set off by the Company in respect of any Statutory Sick Pay and any Social Security Sickness Benefit or other benefits to which the Executive may be entitled.

11.5                           Subject to clause 11.4, when all sick pay entitlement pursuant to clause 11.2 has been exhausted, no further salary will be payable by the Company to the Executive until the Executive has returned to active service of the Company.

11.6                           If the Executive’s absence shall be occasioned by the actionable negligence of a third party in respect of which damages are recoverable, then the Executive shall:

(a)                                  notify the Company immediately of all the relevant circumstances and of any claim, compromise, settlement or judgment made or awarded in connection with it;

(b)                                 give to the Company such information concerning the above matters as the Company may reasonably require; and

(c)                                  if the Company so requires, refund to the Company any amount received by her  from any such third party provided that the refund shall be no more than the amount which she has recovered in respect of remuneration.

12                                  Pension

12.1                           During the Employment the Executive shall be paid a salary supplement equal to 40% (forty per cent) of the Salary in lieu of pension benefits.  This salary supplement shall be paid in equal monthly instalments at the same time and in the same manner as the Salary and shall be subject to deductions for tax and national insurance contributions.  There is not a contracting-out certificate in force under the Pension Schemes Act 1993 in respect of the Employment.

13                                  Other Benefits

13.1                           During the Employment the Executive shall:

(a)                                  participate in such personal accident insurance and medical expenses insurance schemes (such participation to include medical expenses cover in respect of her spouse and dependent children under the age of 18) at such level as the Company shall (in its absolute discretion) from time to time maintain for the benefit of the Executive;

(b)                                 be provided with life insurance cover at a level of four times the Salary,

subject in each case, to the insurer accepting the Executive for cover under the relevant policy and at normal rates and subject always to their terms and conditions from time to time in force and provided always that the provision of such benefits is without prejudice to the Company’s right at its absolute discretion to terminate the Employment at any time in accordance with clauses 3 and 17.

13.2                           In accordance with Company policy on medical examination, the Executive will be entitled to a regular medical examination and test by a medical practitioner nominated by the Company.

13.3                           The Company will pay for the Executive to receive tax and financial planning advice from an adviser approved by the Company, with such level of benefits as the Company shall in its absolute discretion decide.  If the Executive is employed for part of a calendar year, she will receive a pro rated entitlement.

13.4                           The Executive will be provided with a taxable product allowance not exceeding £1,250 (including VAT) per annum.  If the Executive is employed for part of a full calendar year, she will receive a pro rated allowance.

13.5                           The Company shall pay on the Executive’s behalf the annual subscription fees for one professional body relevant to the Employment.

14                                  Restrictions during the Employment

14.1                           During the Employment the Executive shall not directly or indirectly be employed, engaged, concerned or interested in any activity which the Board reasonably considers may be, or become, harmful to the interests of the Company or of any Group Company or which might reasonably be considered to interfere with the performance of the Executive’s duties under this Agreement.

14.2                           Clause 14.1 shall not apply:

(a)                                  to the Executive holding (directly or through nominees) investments listed on the Official List of London Stock Exchange plc or in respect of which dealing takes place in the Alternative Investment Market or any recognised stock exchange as long as she does not hold more than 3 per cent of the issued shares or other securities of any class of any one company; or

(b)                                 to any act undertaken by the Executive with the prior written consent of the Board; or

(c)                                  to any interest permitted by clause 4.3.

14.3                           The Executive shall comply with every rule of law (including but not limited to the insider dealing provisions contained in Part V of the Criminal Justice Act 1993), the UK Listing Authority’s listing rules’ Model Code for transactions in securities by directors of listed companies, certain employees and persons connected with them and every regulation of the Company for the time being in force in relation to dealings in shares or other securities of the Company or any Group Company.  Under Rule 6 of the Model Code, the person to whom notice should be given and from whom acknowledgement must be received before the Executive may deal in securities shall be the Company Secretary of the Company from time to time or such other person as shall be notified to the Executive.  The Executive also acknowledges that under the provisions of the Model Code the Executive must seek to ensure compliance with the Model Code by persons connected with the Executive (within the meaning of section 252 of the Companies Act 2006) including, without limitation, the Executive’s spouse and dependent children, and by investment managers acting on the Executive’s behalf or on behalf of connected persons.  The Executive undertakes to procure that dealings by or on behalf of such persons are in compliance with the Model Code.

15                                  Confidential information and company documents

15.1                           The Executive shall neither during the Employment (except in the proper performance of her duties or for the purpose of obtaining legal, accountancy or pension advice or with the express written consent of the Board) nor at any time (without limit) after the termination of the Employment except in compliance with an order of a competent court, the Inland Revenue or any regulatory authority:

(a)                                  divulge or communicate to any person, company, business entity or other organisation;

(b)                                 use for her own purposes or for any purposes other than those of the Company or any Group Company; or

(c)                                  through any failure to exercise due care and diligence, permit or cause any unauthorised disclosure of any Confidential Information.  These restrictions shall cease to apply to any information which shall become available to the public generally otherwise than through any breach by the Executive of the provisions of this Agreement or other default of the Executive.

15.2                           The Executive acknowledges that all books, notes, memoranda, records, lists of customers and suppliers and employees, correspondence, documents, computer and other discs and tapes, data listings, codes, designs and drawings and other documents and material whatsoever (whether made or created by the Executive or otherwise) relating to the business of the Company or any Group Company (and any copies of the same):

(a)                                  shall be and remain the property of the Company or the relevant Group Company; and

(b)                                 shall be handed over by the Executive to the Company or to the relevant Group Company on demand and in any event on the termination of the Employment and the Executive shall certify that all such property has been handed over on request by the Board.

Provided that following the termination of the Employment, the Executive shall be provided with reasonable access to Board Minutes and agendas of the Company or any Group Company relating to a period during which she was a director of the  Company or such Group Company which shall nevertheless remain confidential.

16                                  Inventions and other intellectual property

16.1                           The parties foresee that the Executive may make inventions or create other Intellectual Property in the course of her duties and agree that in this respect the Executive has a special responsibility to further the interests of the Company and any Group Company.

16.2                           Any invention, improvement, design, process, information, copyright work, computer program, trade mark, trade name or get-up, work or other output (Work) made, created or discovered by the Executive during the Employment (whether capable of being patented or registered or not and whether or not made or discovered in the course of the Employment) in conjunction with or in any way affecting or relating to the business of the Company or of any Group Company or capable of being used or adapted for use in or in connection with such business, together with all Intellectual Property subsisting therein, (collectively Intellectual Property Rights) shall be disclosed immediately to the Company and shall (subject to sections 39 to 43 Patents Act 1977) belong to and be the absolute property of the Company or such Group Company as the Company may direct and the Executive hereby assigns to the Company with full title guarantee and by way of present assignment of future rights, all such copyright, database rights, design rights (and any other Intellectual Property capable of assignment by way of present assignment of future rights) which may fall within the definition of the Intellectual Property Rights absolutely for the full term of those rights.

16.3                           If and whenever required so to do by the Company the Executive shall at the expense of the Company or such Group Company as the Company may direct:

(a)                                  apply or join with the Company or such Group Company in applying for patent or other protection or registration in the United Kingdom and in any other part of the world for any Intellectual Property Rights; and

(b)                                 execute all instruments and do all things necessary for vesting all Intellectual Property Rights (including such patent or other protection or registration when so obtained) and all right, title and interest to and in them absolutely, with full title guarantee and as sole beneficial owner, in the Company or such Group Company or in such other person as the Company may specify.

16.4                           The Executive irrevocably and unconditionally waives all rights under Chapter IV of Part I Copyright Designs and Patents Act 1988 in connection with her authorship of any existing or future copyright work in the course of the Employment, in whatever part of the world such rights may be enforceable including, without limitation:

(a)                                  the right conferred by section 77 of that Act to be identified as the author of any such work; and

(b)                                 the right conferred by section 80 of that Act not to have any such work subjected to derogatory treatment.

16.5                           The Executive irrevocably appoints the Company to be her Attorney in her name and on her behalf to execute any such instrument or do any such thing and generally to use her name for the purpose of giving to the Company the full benefits of this clause.  A certificate in writing in favour of any third party signed by any director or by the Secretary of the Company that any instrument or act falls within the authority conferred by this Agreement shall be conclusive evidence that such is the case.

16.6                           Nothing in this clause 16 shall be construed as restricting the rights of the Executive or the Company under sections 39 to 43 Patents Act 1977.

17                                  Termination

17.1                           Notwithstanding any other provisions of this Agreement, in any of the following circumstances the Company may terminate the Employment summarily by serving written notice on the Executive to that effect.  In such event the Executive shall not be entitled to any further payment from the Company except such sums as shall have accrued due at the date of service of such notice. The circumstances are if the Executive:

(a)                                  is guilty of any gross misconduct or gross incompetence;

(b)                                 commits any serious breach of this Agreement, or any wilful neglect or unreasonable refusal to discharge her duties provided that if such breach is capable of remedy, she shall have failed to remedy it within such reasonable period as is specified in a written notice from the Company pointing out the breach and requiring it to be remedied;

(c)                                  repeats or continues (after warning) any breach of this Agreement;

(d)                                 is guilty of any fraud, dishonesty or conduct tending to bring herself, the Company or any Group Company into disrepute;

(e)                                  commits any act of bankruptcy or takes advantage of any statute for the time being in force offering relief for insolvent debtors;

(f)                                    is convicted of any criminal offence (other than minor offences under the Road Traffic Acts or the Road Safety Acts for which a fine or non-custodial penalty is imposed) which might reasonably be thought to affect adversely the performance of her duties;

(g)                                 is disqualified from holding office in the Company or in any other company by reason of any order made under the Company Directors Disqualification Act 1986 or any other enactment or is found to have committed any serious disciplinary offence by any professional or other body, which undermines the confidence of the Board in her continued employment with the Company; or

(h)                                 resigns other than at the request of the Company or otherwise ceases to be or becomes prohibited by law from being a director of the Company, otherwise than at the Company’s request.

Any delay by the Company in exercising such right of termination shall not constitute a waiver of it.  The proper exercise by the Company of its right of termination under this clause is without prejudice to any other rights or remedies which it or any Group Company may have or be entitled to exercise against the Executive.

17.2                           If at any time the Executive is unable to perform her duties properly because of ill health accident or otherwise for a period or periods totalling at least 12 months, or becomes incapable by reason of mental disorder of managing and administering her property and affairs, then the Company may in its absolute discretion terminate the Employment by giving her  not less than three months’ written notice to that effect provided that if at any time during the currency of such a notice the Executive shall provide a medical certificate satisfactory to the Board to the effect that she has fully recovered her physical and/or mental health and that no recurrence of illness or incapacity can reasonably be anticipated, the Company shall withdraw the notice unless, by that date, a replacement for the Executive has been appointed.

17.3                           If the Company believes that it may be entitled to terminate the Employment, whether pursuant to clause 17.1 or otherwise, or if the Company believes it is necessary in order to investigate a complaint against the Executive, it shall be entitled (but without prejudice to its right subsequently to terminate the Employment on the same or any other ground) to suspend the Executive on full pay and exclude her  from the Group’s premises for so long as it may think fit.

17.4                           On the termination of the Employment or upon the Company having exercised its rights under clause 3.7 or if requested to do so by the Company in circumstances where the Executive has been prevented from performing her duties through long term sickness (for a period of 12 months), the Executive shall:

(a)                    at the request of the Company resign from office as a director of the Company and all offices held by her  in any Group Company and shall transfer to the Company without payment or as the Company may direct any qualifying shares held by her  as nominee for the Company provided however that such resignation shall be without prejudice to any claims which the Executive may have against the Company or any Group Company arising out of the termination of the Employment; and

(b)                   immediately deliver to the Company all materials within the scope of clause 15.2, any Company car, mobile telephone or other Company equipment in her possession and all keys, credit cards, and other property of or relating to the business of the Company or of any Group Company which may be in her possession or under her power or control but excluding, in the event that the Company exercises its rights under clause 3.7, any Company car, mobile telephone or other Company equipment provided to the Executive for her benefit during the Employment and the Executive irrevocably authorises the Company to appoint any person in her name and on her behalf to sign any documents and do any things necessary or requisite to give effect to her obligations under this clause 17.4.

17.5                           If the Employment shall be terminated (otherwise than in circumstances set out in clause 3.6) for the purpose of reorganisation, reconstruction or amalgamation for whatever reason and the Executive is offered employment with any concern or undertaking resulting from such reorganisation, reconstruction or amalgamation on terms and conditions which as a whole are no less favourable than the terms of this Agreement, then she shall have no claim against the Company in respect of the termination of the Employment.

17.6                           The Executive shall not at any time during any period when she is required to cease the performance of her duties under clause 3.7 or after the Termination Date make any public statement in relation to the Company or any Group company or any of their officers or employees.  The Executive shall not without the Company’s consent after the termination of the Employment represent herself as being employed by or connected with the Company or any Group company.

18                                  Restrictive covenants

18.1                           The Executive will not (without the previous consent in writing of the Board) for the period of 9 months immediately after the Termination Date whether as principal or agent, and whether alone or jointly with, or as a director, manager, partner, shareholder, employee or consultant of any other person, firm, company or organisation directly or indirectly:

(a)                                  be engaged, concerned or interested in the businesses of AB Inbev, Bacardi Limited, Brown-Forman, Carlsberg A/S, Heineken NV, PernodRicard or SAB Miller.  The Company may notify the Executive from time to time of additions to the foregoing list of companies, such additions being businesses which are similar to and compete with any business being carried on by the Company or by any Group Company;

(b)                                 in competition with the Company or any Group Company negotiate with, solicit business from or entice away from the Company or any Group Company (or endeavour to do any of the foregoing) the business of any person, firm, company or organisation who or which to her knowledge is and has been a customer of (or who had regular business dealings with) the Company or with any Group Company during the period of 12 months immediately preceding the Termination Date and with whom she had direct dealings or personal contact or for whom she was responsible on behalf of the Company or any Group Company in the course of the Employment during that period, so as to harm the goodwill or otherwise damage the business of the Company or of any other Group Company;

(c)                                  in competition with the Company or any Group Company undertake to provide any service or manufacture or supply any product similar to those with which she was concerned in the course of the Employment during the period of 12 months immediately preceding the Termination Date to or for any person who is or was a customer or supplier to (or who had regular business dealings with) the Company or any other Group Company during the period of 12 months immediately preceding the Termination Date and with whom she had direct dealings or personal contact or for whom she was responsible on behalf of the Company or any Group Company in the course of the Employment during that period.

For the purposes of clauses 18.1(b) and clause 18.1(c), customer shall include any third party with whom the Company or any Group Company was (during the said period) in negotiation in respect of the provision of goods or services;

(d)                                 interfere or seek to interfere with the supply to the Company or any Group Company of any goods or services by any supplier who during the period of 12 months immediately preceding the Termination Date shall have supplied goods or services to the Company or any Group Company and with whom the Executive has had business dealings, nor will she interfere or seek to interfere with the terms on which such supply during such period as aforesaid has been made;

(e)                                  solicit or entice away or endeavour to solicit or entice away from the Company or any Group Company any person who is an employee of or otherwise works for the Company or any Group Company and:

(i)                                     who is at the Termination Date or was within the period of 12 months immediately preceding that date part of the senior management of the Company or any other Group Company; or

(ii)                                  who by reason of their knowledge of trade secrets or confidential information of the Company or any Group Company or knowledge or influence over the clients, customers or suppliers of the Company or any Group Company is likely to be able to assist or benefit a business which competes or proposes to compete with the Company or any Group Company.

Provided that this clause 18.1(e) shall only apply to employees with whom the Executive had personal dealings in period of 12 months preceding the Termination Date;

(f)                                    employ or engage for the provision of work or services any person who is an employee of or otherwise works for the Company or any Group Company and:

(i)                                     who is at the Termination Date or was within the period of 6 months immediately preceding that date part of the senior management of the Company or any other Group Company; or

(ii)                                  who by reason of their knowledge of trade secrets or confidential information of the Company or any Group Company or knowledge or influence over the clients, customers or suppliers of the Company or any Group Company is likely to be able to assist or benefit a business which competes or proposes to compete with the Company or any Group Company.

Provided that this clause 18.1(f) shall only apply to employees with whom the Executive had personal dealings in period of 6 months preceding the Termination Date.

18.2                           For the avoidance of doubt, none of the restrictions contained in clause 18.1 shall prohibit any activities by the Executive which are not in direct or indirect competition with any business being carried on by the Company or any Group Company at the Termination Date.

18.3                           Nothing in clause 18.1 shall preclude the Executive from holding (directly or through nominees) investments listed on the Official List of London Stock Exchange plc or in respect of which dealing takes place in the Alternative Investment Market or any recognised stock exchange as long as she does not hold more than 3 per cent of the issued shares or other securities of any class of any one company.

18.4                           At no time after the Termination Date shall the Executive directly or indirectly represent herself as being interested in or employed by or in any way connected with the Company or any Group Company, other than as a former employee of the Company.

18.5                           The Executive agrees that, having regard to all the circumstances, the restrictions contained in this clause are reasonable and necessary for the protection of the Company or of any Group Company and that they do not bear harshly upon her  and the parties agree that:

(a)                                  each restriction shall be read and construed independently of the other restrictions so that if one or more are found to be void or unenforceable as an unreasonable restraint of trade or for any other reason the remaining restrictions shall not be affected; and

(b)                                 if any restriction is found to be void but would be valid and enforceable if some part of it were deleted, that restriction shall apply with such deletion as may be necessary to make it valid and enforceable.

18.6                           The Executive hereby enters into covenants in the same terms as those contained in clause 18.1 to 18.5 above which shall apply in the event that the Company terminates the Executive’s employment unlawfully.

19                                  Disciplinary and grievance procedures

19.1                           If the Executive wishes to obtain redress of any grievance relating to the Employment or is dissatisfied with any reprimand, suspension or other disciplinary step taken by the Company, she may apply in writing to the Chief Executive, setting out the nature and details of any such grievance or dissatisfaction.  Should the Executive wish to appeal against any grievance decision, she should submit her appeal in writing to the Chairman whose decision shall be final.  The provisions of this clause shall not apply in any event, to any action taken by the Company under clause 17.1 or clause 3.7.

19.2                           There are no specific disciplinary rules which apply to the Executive and any disciplinary matters affecting her  will be dealt with by the Chief Executive.  Should the Executive wish to appeal against any disciplinary action, she should submit her appeal in writing to the Chairman whose decision on such appeal shall be final.

19.3                           The provisions of clauses 19.1 and 19.2 do not form part of the Executive’s contract of employment.

20                                  Notices

20.1                           Any notice or other document to be given under this Agreement shall be in writing and may be given personally to the Executive or to the Secretary of the Company (as the case may be) or may be sent by first class post or other fast postal service or by facsimile transmission to, in the case of the Company, its registered office for the time being and in the case of the Executive either to her address shown on the face of this Agreement or to her last known place of residence.

20.2                           Any such notice shall (unless the contrary is proved) be deemed served when in the ordinary course of the means of transmission it would first be received by the addressee in normal business hours.  In the case of first class post, this shall be deemed to be no later than two working days after posting. In proving such service it shall be sufficient to prove, where appropriate, that the notice was addressed properly and posted, or that the facsimile transmission was despatched.

21                                  Former contracts of employment

21.1                           This Agreement shall be in substitution for any previous contracts, whether by way of letters of appointment, agreements or arrangements, whether written, oral or implied, relating to the employment of the Executive, which shall be deemed to have been terminated by mutual consent as from the Commencement Date and the Executive acknowledges that she has no outstanding claims of any kind against the Company or any Group Company in respect of any such contract.

21.2                           For the avoidance of doubt, this clause shall not affect benefits which have already accrued to the Executive prior to the date hereof under any pre-existing scheme or arrangement by virtue of which she was entitled to benefits.

22                                  Choice of law and submission to jurisdiction

22.1                           This Agreement shall be governed by and interpreted in accordance with English law.

22.2                           The parties submit to the exclusive jurisdiction of the English courts but this Agreement may be enforced by the Company in any court of competent jurisdiction.

23                                  General

23.1                           The expiration or termination of this Agreement shall not prejudice any claim which either party may have against the other in respect of any pre-existing breach of or contravention of or non-compliance with any provision of this Agreement nor shall it prejudice the coming into force or the continuance in force of any provision of this Agreement which is expressly or by implication intended to or has the effect of coming into or continuing in force on or after such expiration or termination.

23.2                           No failure or delay by the Company in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise by the Company of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privilege.

23.3                           There are no collective agreements directly affecting the Executive’s employment.

23.4                           This Agreement constitutes the written statement of the terms of employment of the Executive provided in compliance with Part I of the ERA.

23.5                           A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

Executed as a deed by	)
the Company	)	Director
acting by two directors or by a	)
director and its secretary	)
	)	Director/Secretary

Executed as a deed by	)
the Executive	)
in the presence of	)

Signature of witness

Name

Address